Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 4, 2013

iPath(r) Secondary Market Trading of ETNs BARCLAYS BARCLAYS

iPath® MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS

1. What is an ETN

An Exchange Traded Note ("ETN") is a senior, unsecured debt security that can be bought and sold on an exchange. An ETN offers the potential for a return linked to the performance of an underlying index, less fees and applicable costs.

ETNs can be bought and sold on the exchange during normal U.S. trading hours, purchased from and redeemed directly to the issuer[1], or held until maturity. When buying or selling an ETN on the exchange, the market price is typically determined by supply and demand on the exchange resulting from trading activity among market participants, including market makers, which offer to buy and sell a specific number of ETNs at their bid/ask price[2].

1.1. The Closing Indicative Value

A closing indicative value ("CIV") is calculated and published for each ETN on every valuation date. The CIV for an ETN is calculated using a formula set forth in the ETN's prospectus. The CIV on a given valuation date is used to determine the amount payable upon redemption of an ETN to the issuer[3].

The relationship between CIV and the underlying index tracked by the ETN is fixed by the formula described in the relevant prospectus. This is an important point of difference between the CIV of an ETN and the net asset value ("NAV") of an exchange traded fund ("ETF"). The NAV of an ETF reflects the value of the securities or instruments owned by the ETF as of a particular valuation date. An ETF may have an index that it seeks to track as its benchmark, but the assets held by the ETF may not necessarily be in the same proportion as the weights in the benchmark index because of movements in the market value of the assets and the trading strategy of the ETF. This may create from time to time a differential (which may be positive or negative) in the performance between an ETF and its benchmark index, which is called *tracking error*.

Unlike ETFs, ETNs are debt securities with no specific underlying assets to which an investor has recourse. Because the CIV of an ETN is calculated using a formula that provides a fixed relationship to the performance of the underlying index, the CIV tracks the index without the tracking error introduced by the buying and selling of assets in an ETF[4].

Example 1: VXX & VIXY[5]

The iPath® S&P 500 VIX Short-Term Futures™ ETN (ticker VXX) and the ProShares VIX Short-Term Futures ETF (ticker VIXY) both seek to track the S&P 500 VIX Short-Term Futures™ Index Total Return (ticker SPVXSTR). The ETF NAV shows tracking error, while the ETN does not.

Ticker	Type	Returns	Yearly Fee	Tracking error
SPVXSTR	Index	-51.81%	n/a	n/a
VXX	ETN	-51.36%	0.89%	0.00%
VIXY	ETF	-50.75%	0.85%	≈2.1%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. Tracking error shown after applicable fees and costs.

1.2. The Intraday Indicative Value

To approximate the intrinsic economic value of an ETN, an intraday indicative value ("IIV") is calculated for each ETN and published every 15 seconds during trading hours. The IIV is calculated using a formula with a fixed relationship to the underlying index—generally resulting in IIV changes that are proportional to intraday changes in the level of the underlying index[6]. The IIV calculation on a given trading day generally does not reflect the effect of fees and applicable costs accrued during that trading day. The IIV usually represents an estimate of an ETN's intrinsic economic value, and hence is often used by market participants as a reference to evaluate its market price.

The IIV calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the index sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current index level and therefore the relevant IIV. For this reason and others, the actual trading price of an ETN may be different from its IIV. At any given time, an ETN may trade at a premium or discount to its IIV.

[1] Subject to any applicable charge and minimum amount. See relevant prospectus for further information.
[2] Any trades on the exchange, including with market makers, may be subject to applicable commissions and markups.
[3] Minus redemption fee, when applicable

[4] Excluding fees and applicable costs and applies only to the closing indicative value, not necessarily to the secondary market price. One cannot invest directly in an index.
[5] Source: Bloomberg, from 1/3/11 (inception date of VIXY) to 7/20/12. **Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an index.**
[6] For a more complete description of how the IIV is calculated, see the relevant prospectus.

For Institutional Use Only – Not for Distribution to Retail Investors 2

iPath MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS 1.3. Market price and IIV The market price of an ETN is determined by supply and demand on the exchange resulting from trading activity among market participants, including market makers, which may not track the intrinsic economic value of the ETN. However, an arbitrage opportunity appears as soon as there is a material difference between the two. If an ETN trades below its IIV, ETNs can be bought in the market at a discount to the IIV and a large block of ETNs can be redeemed at the CIV to the issuer as of the following day. If the ETN trades above the IIV, a large block ETNs can be purchased from the issuer at prevailing indicative value and then sold on the exchange. A market participant may then choose to hedge its market exposure between time of purchase or sale of the ETNs on the exchange and time of purchase/redemption with the issuer by buying and selling the components of the index underlying the relevant ETN. This strategy aims to lock in a profit corresponding to the difference between IIV and market price. In a normally functioning market, the market price of an ETN is typically close to the IIV, with bids typically priced slightly below IIV and asks priced slightly above IIV, in part as a result of the arbitrage mechanism described above. This is why the IIV can usually be used as a reference for investors to evaluate the market price of an ETN on the exchange. In some cases, however, an ETN may trade on the exchange at a premium or discount to its IIV for a variety of reasons, including when the issuer suspends further sales from inventory and/or further issuances of an ETN. Example 2: VXZ Figure 1 shows the IIV and the exchange market price of all trades occurring on a trading day for the iPath ® S&P 500 VIX Mid-Term Futures™ ETN (ticker VXZ). Figure 1. IIV and exchange market trades for VXZ on 9/28/11 (Bloomberg). Example provided for illustrative purposes only to show IIV and exchange market price on one particular day. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. There is no guarantee that the relationship demonstrated in this example will continue on any trading day in the future. 2. Liquidity The presence of an indicative value and the ability to create/redeem shares greatly affects both the market spread and the market depth of ETNs. 2.1. Market Spread Market spread refers to the difference between the best bid and ask prices for an ETN on the exchange. The market spread for an ETN is generally driven by the bid and ask prices quoted by the ETN’s market makers. Market spread helps to determine the price at which a small amount of ETNs is traded. Unlike common stocks, where the spread is mainly a function of supply and demand, ETN spread can be affected by several factors. Many of these factors similarly affect ETF market spreads. These factors can be divided in two categories: 1) Market making costs. Since market makers need to hedge their position by trading the components of the underlying index, the spread on the index components is a general indicator of how tight the ETN market spread can be. Other costs affecting the market spread that a market maker can quote include purchase and redemption costs, fees, borrow costs and market maker’s cost of holding inventory. 2) Risk premium. Market makers face several risks and require a higher compensation (through the market
For Institutional Use Only – Not for Distribution to Retail Investors 3
7 Subject to any applicable charge and minimum amount. See relevant prospectus for further information.
8 Sales of the ETNs by the issuer after the inception date may be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Any sale is subject to the willingness of Barclays Bank PLC to sell such ETNs.

iPath MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS spread) when such risks increase. For example, if the intrinsic economic value of the ETN cannot be easily determined (for instance, when the underlying index components do not trade, or during market disruption events9), market makers assume market risk and may increase the market spread to compensate them for this risk. 2.2. Market depth Market quotes are always offered with a limited number of ETNs to be bought or sold at the quoted price. Market depth refers to the number of ETNs that can be traded at any price point, and it is determined by the number and size of all the available quotes. When a large order (a “block trade”) of an ETN with limited market depth is executed on the exchange, several blocks will be filled at different prices, and the average execution price can be significantly different from the best available bid/ask price. In the case of an ETN, the ability of market participants to purchase or redeem large blocks of ETNs directly with the issuer can simplify the execution of block trades. First, market participants may be able to purchase or redeem a large block of ETNs at CIV10, avoiding the need to execute the purchase on the exchange. Note that this is different from ETFs, where only few “Authorized Participants” can create or redeem ETF shares. Second, market makers who execute large trade sizes can easily liquidate their position by purchasing or redeeming ETNs directly with the issuer. Therefore, in most cases even relatively large sizes of lightly traded ETNs can be executed on the exchange without significantly affecting the market price. 3. Market Execution Strategies In light of the specific factors driving the market price and liquidity of ETNs, market participants seeking to execute block trades may be able to improve their execution by considering the following: 1) Consider purchasing or redeeming directly with the issuer. For large orders, investors may be able to purchase or redeem ETNs directly with the issuer at prevailing CIV10 without trading on the exchange. 2) Utilize blocks of limit orders. A “limit order” is an order to buy or sell a security at a specific price or better. Limit orders ensure that the trade is executed at the limit price or better, but the execution of the order is not certain, because the market price might never cross the limit value. In the case of ETNs, investors have an indicator of the intrinsic economic value of the ETN (by referring to the IIV) that, in a normally functioning market, may assist in pricing the limit order. Furthermore, market makers generally can fill large limit orders more easily, even for ETNs with light trading volume, because they have the ability to liquidate their position by purchasing or redeeming directly with the issuer and hedging market risk using the underlying index components as described above. Another common practice to improve limit order execution is to split the order into smaller blocks at different time periods, so that each block is more easily filled. 3) Choose appropriate execution times. Tighter market spreads in the ETN tend to occur when the liquidity of the components of the underlying index is higher. In the case of commodities, futures are mostly traded when the corresponding exchanges are open. The specific time changes from future to future, but currently between 10:30 am and 11:30 am Eastern Time (ET) all major exchanges on which commodity futures trade are open. During this time, all commodity-linked ETNs, including those tracking broad indices such as the iPath® Dow Jones-UBS Commodity Index Total Return ETN (ticker DJP) or the iPath® Pure Beta Broad Commodity ETN (ticker BCM), have historically traded at tighter spread than average, though there is no guarantee that this will always be the case. 4) Contact liquidity providers. Liquidity providers such as market makers can often offer better liquidity if informed of an upcoming trade of significant size. Hence, contacting a liquidity provider can often facilitate the market execution of a significant trade. 4. Market price-IIV mismatch The IIV of an ETN represents an intraday estimate of its intrinsic economic value, and in a normally functioning market the market price usually tracks it quite closely. However, there are situations where the market price can differ significantly from the IV. The discussion below reviews For Institutional Use Only – Not for Distribution to Retail Investors 4
9 Market disruption events are unscheduled suspension or limitations in the trading of an index component or related instruments. A typical case is the “limit price” for commodity futures: if a futures contract increases or decreases from the previous day by a maximum amount permitted by its exchange, its trading is temporarily suspended.
10 Subject to any applicable charge and minimum amount. Sales of the ETNs by the issuer after the inception date may be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Any sale is subject to the willingness of Barclays Bank PLC to sell such ETNs. See relevant prospectus for further information.

iPath MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS

several circumstances that may result in a deviation of the market price of an ETN on the exchange from its IIV.

4.1. Timing difference

ETNs issued by Barclays Bank PLC are traded during NYSE core trading hours, from 9:30 am to 4:00 pm ET. However, the components of the index underlying each ETN may have different trading hours, and the intraday index level is usually calculated by the index sponsor only during the official trading hours of the index components. As described above, the IIV for each ETN is calculated using a fixed formula that generally accounts for changes in the intraday index level. In a period when the markets of all the index components are closed, the IIV will remain static. If the markets for only some index components are open, the intraday index level and, in turn, the IIV will reflect price changes in only those components. Nonetheless, market makers generally offer a bid and ask price for the ETN according to their view of the ETN's intrinsic value, which they may determine through the price of similar or correlated assets. In such cases, this view of the ETN's value is determined entirely by third parties unaffiliated with the issuer. If this view of the ETN's value changes, the market price of the ETN may move away from the (static) IIV, possibly by a significant amount.

Example 3: OIL

The iPath® S&P GSCI® Crude Oil Total Return Index ETN (ticker OIL) seeks to track the performance of the S&P GSCI® Crude Oil Total Return Index, which in turn reflects returns on WTI crude oil futures contracts ("WTI futures"). The reference daily price for WTI futures (the reference assets for the S&P GSCI® Crude Oil Total Return Index) is determined at 2:30 pm ET, when the "open outcry" session for WTI futures sold at NYMEX ends; the IIV begins to remain static shortly after this time because the intraday index level ceases to change. However, WTI futures are traded electronically until 5:15 pm ET, which may lead market participants to drive fluctuations in the market price of OIL, During a trading day when the market price of WTI futures significantly changes after 2:30 pm ET (see Figure 2), the ETN market price tends to diverge from IIV. Note however that the trend of the ETN market price generally corresponds to the trend of the price of the WTI futures traded electronically.



78
77
76
75
WTI Futures Price ($)
Futures Price
Trade Price
IV
19.5
19.4
19.3
19.2
19.1
19.0
18.9
18.8
18.7
OIL market price, IV and CIV ($)
14:00
15:00
16:00

Figure 2. Market price, IV, CIV for the OIL ETN, together with the price of the WTI Crude Oil Dec11 Futures price, on 10/04/11 (Bloomberg). Example provided for illustrative purposes only to show IIV, WTI futures and exchange market price on one particular day. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. There is no guarantee that the relationship demonstrated in this example will continue on any trading day in the future.

The effect of the timing difference described above can be found in the following ETNs:

- Commodity-linked ETNs where the index components trade at times other than NYSE core trading hours;
- Equity-linked ETNs where the index components are stocks traded at times other than NYSE core trading hours, such as international Leveraged ETNs and the iPath® MSCI India ETN (ticker INP);
- Any ETN during the occurrence of a market disruption event.

This difference in the scheduled trading time of the ETN and the underlying index components has important implications in certain ETNs. The underlying markets for reference assets in some cases officially close before 4:00 pm ET or open after 9:30 am ET. This timing difference can create discrepancies between market price and IIV for these ETNs.

4.2. Capacity limitations

An ETN issuer may create, issue and sell additional ETNs at any time, but it is not required to do so and may stop at any time. Certain ETNs may be suspended from further sales from inventory and/or further issuances. It is possible that a suspension may influence the market value of the affected ETNs on the exchange. Limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the affected ETNs, as the arbitrage opportunity described in Section 1.3 above may be limited. This may cause the affected ETNs to trade at a premium or discount in relation to their IIV. Therefore, any purchase of the affected ETNs in the secondary market may be at a purchase price significantly different from their IIV.

For Institutional Use Only – Not for Distribution to Retail Investors 5

iPath MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS 4.3. Other factors Several other factors may influence the market value of the ETNs, including: The time remaining to the maturity of the ETNs; Economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying index or prevailing market prices for the index components; Supply and demand, including inventory positions with Barclays, or any market maker; The general interest rates environment; The creditworthiness of Barclays Bank PLC; Please see the section entitled “Risk Factors” and “Valuation of the ETNs” in the relevant prospectus for more information on factors that may influence the market value of an ETN. For Institutional Use Only – Not for Distribution to Retail Investors 6

iPath MARKET PRICE AND LIQUIDITY OF BARCLAYS ETNS Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. © 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE For Institutional Use Only – Not for Distribution to Retail Investors 7